

March 9, 2009

Room 7010

Raymond J. Balsys
Chief Financial Officer
Parlux Fragrances, Inc.
5900 N. Andrews Avenue #500
Fort Lauderdale, FL 33309

> **Re: Parlux Fragrances, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Form 10-Q for Quarter Ended December 31, 2008**
> **File No. 000-15491**

Dear Mr. Balsys:

We have reviewed your response letter dated February 20, 2009 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1. Your response and revised disclosure for prior comments 8 and 9 regarding inventory discusses the nature of your long term inventory and how the lead times for certain raw materials requires you to maintain a three to six month supply. Your revised disclosures also discuss the amount of write downs incurred during 2008 for slow moving inventory and for excess collateral items for older brands. Please revise your discussion in future filings to discuss lead times and how these lead times impact how much you carry of certain brands in inventory, as you have in your response. Further provide a sensitivity analysis for each brand that was written down, how much of this inventory remains, how you determined that a write-down of the remaining inventory was not necessary and the impact any further write downs would have on your results of operations. This information would help investors understand the relationship of your inventory levels and potential risks associated with these inventories.

2. Your response and revised disclosure for prior comment 10 discusses your interim impairment test performed at December 31, 2008 and provides a calculation of the XOXO trademark and license fair value. In future filings, revise your critical accounting policy to discuss your decision and reasons for performing an interim impairment test, the assumptions used to determine the estimated future net cash flows for each license and the headroom between the fair value based on future net cash flows and the carrying value of the licenses.

Form 10-Q for quarter ended December 31, 2008

Liquidity and Capital Resources, page 9

3. We note your covenant violation at December 31, 2008 with regard to your New Loan Agreement and its fixed charge coverage ratio and the ratio of funded debt to EBITDA. Please expand this discussion in future filings to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of this covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Note F. Related Party Transactions, page 26

4. You disclose that Perfumania filed an 8-K on January 28, 2009 disclosing that it was not in compliance with its debt covenants under its Senior Credit Facility triggering an event of default. You further indicate that you continually monitor Perfumania's outstanding receivables and continue to believe they are still collectible. Please tell us and clarify in future filings, why you believe that these receivables are collectible and that no allowance for bad debt is necessary. Further tell us whether or not you are amending Perfumania's credit terms for future purchases or if you have planned to curtail any further sales to them. Revise your discussion of the allowance for doubtful accounts in your critical accounting policies to discuss the receivables from Perfumania, as well as any other accounts experiencing collectability issues.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief